UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 10)

                        Penril DataComm Networks, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  709 352 108
                                (CUSIP Number)

                                JAMES J. CRAMER
                                100 Wall Street
                                   8th Floor
                              New York, NY  10005
                           Tel. No.:  (212) 742-4480
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                 July 3, 1996
                    (Date of Event which Requires Filing of
                                this Statement)






If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [  ].


                               PAGE 1 OF 9 PAGES

                                  SCHEDULE 13D

CUSIP NO. 709 352 108                                     PAGE  2  OF  9  PAGES


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   J.J. Cramer & Co.
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [  ]
                                                                     (B) [ X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  N/A
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [  ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  1,060,650
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        -0-
             9                   SOLE DISPOSITIVE POWER

                                        1,060,650
             10                  SHARED DISPOSITIVE POWER

                                        -0-
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,060,650
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   9.9%
14           TYPE OF REPORTING PERSON

                  CO

                                  SCHEDULE 13D

CUSIP NO. 709 352 108                                     PAGE  3  OF  9  PAGES


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   James J. Cramer
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [  ]
                                                                     (B) [ X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  N/A
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [  ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                 -0-
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                       1,060,650
             9                   SOLE DISPOSITIVE POWER

                                          -0-
             10                  SHARED DISPOSITIVE POWER

                                       1,060,650
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,060,650
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.9%
14           TYPE OF REPORTING PERSON

                  IN

                                  SCHEDULE 13D

CUSIP NO. 709 352 108                                     PAGE  4  OF  9  PAGES


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Karen L. Cramer
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [  ]
                                                                     (B) [ X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  N/A
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [  ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  -0-
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                       1,060,650
             9                   SOLE DISPOSITIVE POWER

                                        -0-
             10                  SHARED DISPOSITIVE POWER

                                       1,060,650
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,060,650
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.9%
14           TYPE OF REPORTING PERSON

                  IN

                                  SCHEDULE 13D

CUSIP NO. 709 352 108                                     PAGE  5  OF  9  PAGES


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Cramer Partners, L.P.
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [  ]
                                                                     (B) [ X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  N/A
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [  ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  1,060,650
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        -0-
             9                   SOLE DISPOSITIVE POWER

                                        1,060,650
             10                  SHARED DISPOSITIVE POWER

                                        -0-
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,060,650
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.9%
14           TYPE OF REPORTING PERSON

                  PN

                                  SCHEDULE 13D

CUSIP NO. 709 352 108                                     PAGE  6  OF  9  PAGES


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Cramer Capital Corporation
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [  ]
                                                                     (B) [ X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  N/A
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [  ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  1,060,650
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        -0-
             9                   SOLE DISPOSITIVE POWER

                                        1,060,650
             10                  SHARED DISPOSITIVE POWER

                                        -0-
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,060,650
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.9%
14           TYPE OF REPORTING PERSON

                  CO

CUSIP NO. 709 352 108                                     PAGE  7  OF  9  PAGES

ITEM 1.SECURITY AND ISSUER.

          The undersigned hereby amends the statement on Schedule 13D, dated August 21, 1995, as amended by Amendment No. 1, dated September 7, 1995, as amended by Amendment No. 2, dated September 27, 1995, as amended by Amendment No. 3, dated October 11, 1995, as amended by Amendment No. 4, dated October 26, 1995, as amended by Amendment No. 5, dated
November 10, 1995, as amended by Amendment No. 6, dated January 2, 1996, as amended by Amendment No. 7, dated February 7, 1996, as amended by Amendment No. 8, dated May 29, 1996, and as amended by Amendment No. 9, dated July 2, 1996 (the "Statement"), filed by the undersigned relating to the Common Stock, par value $0.01 per share of Penril DataComm Networks, Inc., (the "Issuer") a Delaware corporation, as set forth below. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

          Amendment No. 10 is being filed to correct the percentage reported on Amendment No. 9. that the Reporting Persons beneficially owned as of July 2, 1996. The Reporting Persons calculated the percentage set forth in Amendment No. 9 based on 10,543,369 Shares outstanding as reported by the Issuer in the Issuer's 10-Q dated
April 30, 1996. Subsequent to the filing of Amendment No. 9, the Reporting Persons were informed by Issuer's counsel that the number of outstanding Shares as of July 2, 1996 was 10,737,036 Shares as a result of additional issuances of Shares on June 17, June 19 and June 20, 1996. Based on the actual number of Shares outstanding as of July 2, 1996, the percentage as of such date was 9.9%. The percentage reported on Amendment No. 10 is based on 10,752,636 shares of the Issuer outstanding as of July 15, 1996.

ITEM 5.INTEREST IN SECURITIES OF THE ISSUER.

          Item 5(a) of the Statement is hereby amended and restated to read in its entirety as follows:

          (a) This statement on Schedule 13D relates to 1,060,650 Shares beneficially owned by the Reporting Persons, which constitute approximately 9.9% of the issued and outstanding
               Shares.

CUSIP NO. 709 352 108                                     PAGE  8  OF  9  PAGES


                               SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 15, 1996



                            J.J. CRAMER & CO.

                             By:/s/ JAMES J. CRAMER
                                -------------------------
                             Name:  James J. Cramer
                             Title: President


                                /s/ JAMES J. CRAMER
                                ----------------------
                                    James J. Cramer


                                /s/ KAREN L. CRAMER
                                -----------------------
                                    Karen L. Cramer


                             CRAMER PARTNERS, L.P.


                                 By: CRAMER CAPITAL CORPORATION,
                                     its general partner


                            By:/s/ JAMES J. CRAMER
                               ------------------------
                               Name:  James J. Cramer
                               Title: President


                                CRAMER CAPITAL CORPORATION

                            By:/s/ JAMES J. CRAMER
                               ------------------------
                            Name:  James J. Cramer
                            Title: President

CUSIP NO. 709 352 108                                    PAGE  9  OF  9  PAGES


                                EXHIBIT B

                      Transactions in Common Stock
                             of The Company

  CRAMER PARTNERS, L.P.

                          No. of Shares
    TRADE DATES          PURCHASED/SOLD       COST (SALES PRICE) PER SHARE      TYPE
      6/13/96                25,000                      10.1500                  P
      6/17/96                95,000                      11.7154                  P
      6/17/96               110,000                      10.9600                  P
      6/21/96                47,400                      13.3750                  P
      6/24/96                22,500                      13.3056                  P
      6/25/96                16,600                      13.2624                  P
      6/26/96                35,000                      13.0890                  P
      6/27/96                12,900                      13.1250                  P
      6/28/96                47,000                      13.4654                  P
      6/28/96                10,000                      13.6250                  P
      6/28/96                 5,000                      13.5000                  P
GAM
                          No. of Shares
    TRADE DATE           PURCHASED/SOLD       COST (SALES PRICE) PER SHARE      TYPE
      5/29/96                 20,000                     9.0940                   P
      5/30/96                 10,000                     9.2500                   P
      6/04/96                 22,500                     9.1530                   P
      6/06/96                 15,000                     9.1800                   P
      6/10/96                 10,000                     10.7500                  S
      6/11/96                 20,000                     10.3440                  P
      6/17/96                110,000                     10.8350                  S
      6/18/96                 15,000                     13.3750                  S
      6/18/96                 10,000                     13.8750                  S